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                                                                    EXHIBIT 99-1


                           CERTAIN TAX CONSIDERATIONS


The following summary of the taxation of the Company and Mid Ocean and the material tax consequences of ownership of the Ordinary Shares to the shareholders of the Company is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary. Statements made below as to Bermuda law, Cayman Islands law and Untied States law represent, respectively, the opinion of Conyers, Dill & Pearman, Bermuda counsel to the Company, Maples and Calder, Cayman Islands counsel to the Company, and Cahill Gordon & Reindel, United States counsel to the Company, as to the material tax consequences of ownership of Ordinary Shares to a U.S. shareholder under the laws of such jurisdictions.

TAXATION OF THE COMPANY AND MID OCEAN REINSURANCE CO LTD

Bermuda

The Company and Mid Ocean have each received from the Minister of Finance of Bermuda an assurance under the Exempted Undertakings Tax Protection Act, 1966 of Bermuda, to the effect that in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Company or Mid Ocean or to any of their operations or the shares, debentures or other obligations of the Company or Mid Ocean, until 28th March, 2016. These assurances are subject to the proviso that they are not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (the Company and Mid Ocean are not currently so designated) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act 1967 of Bermuda or otherwise payable in relation to the land leased to Mid Ocean. Both the Company and Mid Ocean are required to pay certain annual Bermuda government fees and Mid Ocean, additionally, is required to pay certain insurance registration fees as an insurer under the Insurance Act 1978 of Bermuda. Under current rates, the Company pays a fixed fee of BD$1,600 and Mid Ocean pays a total of BD$9,000 per year (which includes the annual Bermuda government fee and the annual insurance registration fee). Currently there is no Bermuda withholding tax on dividends that may be paid by Mid Ocean to the Company.

Cayman Islands

Under current Cayman Islands law, the Company is not obligated to pay any taxes in the Cayman Islands on its income or gains. The Company has obtained from the Governor-in-council of the Cayman Islands pursuant to the provisions of the Tax Concessions Law, as amended, a 20 year Tax Exemption Certificate to the effect that (I) no subsequently enacted law imposing any tax on profits, income, gains or appreciations shall apply to the Company and (ii) no such tax and no tax in the nature of an estate duty or an inheritance tax shall be payable on any shares, debentures or other obligations of the Company. Under current law no tax will be payable on the transfer or other disposition of the shares of the Company. The Cayman Islands currently impose stamp duties on certain categories of documents; however, the current
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operations of the Company do not involve the payment of stamp duties in any material amount. The Cayman Islands currently impose an annual corporate fee upon all exempted companies; at current rates the Company pays fees of approximately $1,700 per annum.

United States

The Company and Mid Ocean believe that neither of them conducts a trade or business within the United States and that, therefore, neither of them is required to file United States income tax returns. However, the issue of whether a foreign corporation is engaged in trade or business in the United States for any fiscal year is a highly factual one, and, therefore, the Internal Revenue Service generally will not rule on the issue. Definitive identification of activities which constitute being engaged in a trade or business in the United States is not provided by the Internal Revenue Code (the "Code") or regulations or court decisions. Each of the Company and Mid Ocean intends not to engage in any activity that would cause it to be engaged in trade or business for United States federal income tax purposes. To that end, each of the Company and Mid Ocean intend, among other actions, not to, directly or indirectly through agents: maintain offices or own tangible property in the United States; perform general corporate functions, such as maintenance of books and records and communicating with and holding meetings of shareholders and directors, in the United States; advertise or settle claims in the United States; or obtain clients through U.S. insurance brokers.

There can be no assurance that the Internal Revenue Service ("IRS") will not contend successfully that the Company or Mid Ocean is engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged in a trade or business (1) would be subject to U.S. income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of a tax treaty, as discussed below, and (2) would be required to file yearly federal income tax returns. Penalties may be assessed for failure to file tax returns. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation can anticipate an allowance of deductions and credits only if it files a United States income tax return. Under regulations, the foreign corporation would be entitled to deductions and credits for a taxable year only if the return for that year is filed timely under rules set forth therein. The federal tax rates currently are 34% for a corporation's effectively connected income and 30% for the branch tax. An increase in the corporate income tax rate to 36% for certain corporations has been proposed by President Clinton, and an increase to 35% is reflected in tax bills (H.R. 2264 and S. 1134)which have been passed by the U.S. House of Representatives and Senate. It is uncertain whether, or in what form, an increase in U.S. corporate income tax rates may ultimately be enacted. The branch profits tax is imposed each year on a corporation's effectively connected earnings and profits (with certain adjustments) deemed repatriated out of the U.S.

Under the income tax treaty between Bermuda and the United States (the "Treaty"), Mid Ocean is subject to U.S. income tax on any income found to be effectively connected with a U.S. trade or business only if that
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trade or business is conducted through a permanent establishment in the United
States. No regulation interpreting the Treaty have been issued. While there can be no assurances, the Company does not believe Mid Ocean has a permanent establishment in the United States. Mid Ocean would not be entitled to the benefits of the Treaty if (i) 50% or more of Mid Ocean's stock were beneficially owned, directly or indirectly, by persons other than Bermuda residents or U.S. citizens or residents, or (ii) Mid Ocean's income were used in substantial part to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents. While there can be no assurances, the Company believes that no exception to Treaty benefits will apply after the Offerings.

Foreign corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the United States as enumerated in section 881la) of the Code (such as dividends and certain interest on investments).


The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rate of tax applicable to reinsurance premiums paid to Mid Ocean is 1% of gross premiums. The Revenue Bill of 1992 (H.R. 11) as passed by the U.S. Senate contained a provision which would have increased the excise tax rate on reinsurance premiums paid to Mid Ocean to 4%. It is uncertain whether, or in what form, a similar provision may ultimately be enacted.

TAXATION OF SHAREHOLDERS

Bermuda Taxation

There is no Bermuda withholding tax on dividends paid by the Company.

Cayman Islands Taxation

Dividends paid by the Company are not subject to Cayman Islands withholding tax.

United States Taxation of US. and Non-U.S. Shareholders

Classification of the Company or Mid Ocean as a Controlled Foreign Corporation. Under section 951(a) of the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for United States Federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. Under Code section 951(b), any U.S. corporation, citizen, resident or other U.S. person who owns, directly or indirectly through foreign persons, or is considered to own
(by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to options, family members, partnerships, estates, trusts or controlled corporations), 10% or more of the total combined voting power of all classes of stock of the foreign corporation will be considered to be a "United States shareholder." In general, a foreign corporation is treated as a CFC only if such "United States shareholders" collectively own more than 50% (more than 25% for certain insurance companies, such as Mid Ocean) of the total combined voting power or total value of the corporation's
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stock for an uninterrupted period of 30 days or more during any tax year. Due to the existence of extremely broad constructive ownership rules and for other reasons it may be difficult or impossible for the Company to ensure that neither it nor Mid Ocean has or will become a controlled foreign corporation. However, so long as no shareholders of the Company or Mid Ocean are characterized as United States shareholders, the classification of the Company or Mid Ocean as a CFC should have no adverse effect on shareholders.

Therefore, each investor should consult its own tax advisor to ensure that its ownership interest in the Company will not cause it to become a United States shareholder of the Company, Mid Ocean or any subsidiary which may be created by the Company or Mid Ocean.

Related Person Insurance Income Rules. Certain special provisions of the Code will apply to Mid Ocean if both (A) as is anticipated, 25% or more of the value or voting power of the Ordinary Shares is held (directly or indirectly through foreign entities) by United States persons, and (B)(i) Mid Ocean has gross RPII greater than or equal to 20% of its gross insurance income and (ii) 20% or more of either the voting power or the value of the Mid Ocean common stock is owned directly or indirectly through foreign entities by persons (directly or indirectly) insured or reinsured by Mid Ocean or persons related to such insureds or reinsureds. RPII is income (investment income and premium income) from the direct or indirect insurance or reinsurance of any United States person who holds Ordinary Shares (directly or indirectly through foreign entities) or a person related to such a United States holder of Ordinary Shares.

While there can be no assurance, it is not anticipated that 20% or more of the gross insurance income of Mid Ocean for any taxable year will constitute RPII. If 20% or more of the gross insurance income of Mid Ocean for any taxable year were to constitute RPII and 20% or more of the voting power or the value of Mid Ocean's common stock were held by insureds or reinsureds or persons related thereto, each direct and indirect United States holder of Ordinary Shares would be taxable currently on its allocable share of the RPII. For this purpose, all of Mid Ocean's RPII would be allocated solely to United States holders to the extent of their ratable share of Mid Ocean's income.

Computation of RPII In order to determine how much RPII Mid Ocean has earned in each fiscal year, the Company intends to obtain and rely upon information from its insureds to determine whether any of Mid Ocean's insureds or persons related to such insureds own shares of the Company and are U.S. persons. In addition, the Company will send a letter after each fiscal year to each person who was a Mid Ocean policyholder during the year asking the policyholder to represent whether it was a U.S. shareholder of the Company or related to a U.S. shareholder during the year. For any year in which Mid Ocean's gross RPII is 20% or more of Mid Ocean's gross insurance income for the year, the Company may also seek information from its shareholders as to whether beneficial owners of Ordinary Shares at the end of the year are United States persons so that RPII may be determined and apportioned among such persons. To the extent the Company is unable to determine whether a beneficial owner of shares is a U.S. person the Company may assume that such owner is not a U.S. person for purposes of apportioning RPII, thereby increasing the per share RPII amount for all U.S. shareholders.
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Dispositions of Ordinary Shares. Code section 1248 provides that if a U.S.
person owns directly or indirectly through foreign persons, or is considered to own (by application of the rules of constructive ownership set forth in section 958(b) of the Code), 10% or more of the voting shares of a corporation that is a CFC (such person being referred to as a "10% U.S. Shareholder"), any gain from the sale or exchange of Ordinary Shares may be treated as ordinary income to the extent of the CFC'S earnings and profits during the period that the shareholder held the shares (with certain adjustments). A 10% U.S. Shareholder will be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. income tax or information return that it would normally file for the taxable year in which the disposition occurs. Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares in a foreign corporation that earns RPII if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% U.S Shareholder, RPII constitutes 20% or more of the corporation's gross insurance income or 20% or more of either the voting power or the value of the Mid Ocean common stock is owned directly or indirectly through foreign entities by persons (directly or indirectly) insured or reinsured by Mid Ocean or persons related to such insureds or reinsureds. RPII is income (investment income and premium income) from the direct or indirect insurance or reinsurance of any United States person who holds Ordinary Shares (directly or indirectly through foreign entities) or a person related to such a United States holder of Ordinary Shares. Although existing Treasury Department regulations do not address the question, proposed Treasury regulations issued in April, 1991 create some ambiguity as to whether Code section 1248 and the requirement to file Form 5471 would apply when the foreign corporation (such as the Company) is not a CI~C but the foreign corporation has a subsidiary that is a CEC or that would be taxed as an insurance company if it were a domestic corporation.

The Company believes, based on the advice of counsel, that Code section 1248 and the requirement to file Form 5471 will not apply to dispositions of Ordinary Shares because the Company does not have any 10% U.S. Shareholders and the Company is not directly engaged in the insurance business and that the proposed regu1ations issued by the U.S. Treasury Department in April, 1991 should be interpreted in this manner. There can be no assurance, however, that the IRS will interpret the regulations in this manner or that the Treasury Department will not amend the regulations to provide that Code section IZ48 and the requirement to file Form 5471 will apply to dispositions of Ordinary Shares. In addition, U.S. persons who at any time own 5% or more of the shares of the Company may have an independent obligation to file certain information returns.

If the IRS or Treasury Department were to make section IZ48 and the Form 5471 filing requirement applicable to the sale of Ordinary Shares, the Company would notify shareholders that Code section IZ48 and the requirement to file Form 5471 will apply to dispositions of Ordinary Shares. Thereafter, the Company will send a notice after the end of each calendar year to all persons who were shareholders during the year notifying them that Code section 1248 and the requirement to file Form 5471 apply to dispositions of Ordinary Shares. The Company will attach to this notice a copy of Form 5471 completed with all Company
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information and instructions for completing the shareholder information.

Uncertainty as to Application of RPII. The RPII provisions of the Code have never been interpreted by the courts. Regulations interpreting the RPII provisions of the Code exist only in proposed form, having been proposed in April, 1991. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS the courts or otherwise, might have retroactive effect. The description of RPII herein is therefore qualified. Accordingly, the meaning of the RPII provisions and the application thereof to the Company and Mid Ocean are uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe "such regulations as may be necessary to carry out the purposes of this subsection including . . . regulations preventing the avoidance of this subsection, through cross insurance arrangements or otherwise
 .... " In addition, there can be no assurance that the amounts of the RPII inclusions, if any, will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person who is considering an investment in the Ordinary Shares should consult its tax advisor as to the effects of these uncertainties.

Foreign Tax Credit. In the event, as expected, that U.S. shareholders own at least 50% of the Company's shares, only a portion of the dividends paid by the Company will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for most U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Passive Foreign Investment Companies. Sections 1291 through 1297 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC if 75% or more of its income constitutes "passive income" or 50% or more of its assets produce passive income. If the Company were to be characterized as a PFIC, its United States shareholders would be subject to a penalty tax at the time of their sale of (or receipt of an "excess distribution" with respect to) its shares. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions throughout the holder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. Federal income tax for such period.

The PFIC statutory provisions contain an express exception for income "derived in the active conduct of am insurance business by a
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corporation which is predominantly engaged in an insurance business ...." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. In the Company's view, the Company and Mid Ocean, taken together, are predominantly engaged in an insurance business and do not have financial reserves in excess of the reasonable needs of their insurance business. The PFIC statutory provisions contain a look-through rule that states that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25% of the stock. While no explicit guidance is provided by the statutory language, the Company believes that under the look-through rule the Company would be deemed to own the assets and to have received the income of Mid Ocean directly for the purposes of determining whether the Company qualifies for the aforementioned insurance exception. The Company believes, based upon the advice of counsel, that its interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of PFIC provisions; there can, of course, be no assurance as to what positions the IRS or a court might take in the future.

No regulations interpreting these specific issues under the PFIC provisions have yet been issued. Therefore, substantial uncertainty exists with respect to their application or their possible retroactivity. Each U.S. person who is considering an investment in the Ordinary Shares should consult its tax advisor as to the effects of these rules.

Other. Dividends paid by the Company to U.S. corporate shareholders will not be eligible for the dividends received deduction provided by section 243 of the Code.

Except as discussed below with respect to backup withholding, dividends paid by the Company will not be subject to a U.S. withholding tax.

Nonresident alien individuals will not be subject to U.S. estate tax with respect to Ordinary Shares of the Company.

Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the Ordinary Shares to U.S. persons. Thus, a holder of Ordinary Shares may be subject to backup withholding at the rate of 31% with respect to dividends paid by such persons, unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The backup withholding tax is not an additional tax and may be credited against a holder's regular Federal income tax liability.
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Subject to certain exceptions, persons that are not U.S. persons will be subject to United States Federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, Ordinary Shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States.

The opinions of Conyers Dill & Pearman, Maples and Calder and Cahill Gordon & Reindel upon which the foregoing discussion is based do not include any factual or accounting matters, determinations or conclusions such as RPII amounts and computations and amounts of components thereof (e.g., amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the Company's business or activities. The summary is based upon current law and is for general information only. The tax treatment of a holder of Ordinary Shares, or of a person treated as a holder of Ordinary Shares for United States Federal income, state, local or non-U.S. tax purposes, may vary depending on the holder's particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of Ordinary Shares. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING THE ORDINARY SHARES.